Exhibit 99.1

BROOKFIELD INFRASTRUCTURE ANNOUNCES INVESTMENT IN LEADING EUROPEAN COMMUNICATION INFRASTRUCTURE BUSINESS

November 6, 2014 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has committed to acquire, in accordance with French practice, TDF, the largest independent communication tower infrastructure business in France.

Under this commitment, a Brookfield consortium would be acquiring 50% of the business for an enterprise value of approximately €1.78 billion (US$ 2.2 billion).  The other 50% of the business would be acquired by other transaction partners.  It is expected that Brookfield Infrastructure’s equity commitment towards this investment would be approximately $500 million and would represent approximately a 23% interest in TDF. This transaction is subject to completion of customary labour consultation under French labour law, satisfactory to the seller, and other customary closing conditions including regulatory approvals expected to be completed in the first quarter of 2015.

“TDF represents an exciting opportunity to invest in one of the leading European communication infrastructure operators.  This is a platform with significant scale, comprising a portfolio of high cash flow generating assets with strong growth potential,” said Sam Pollock, CEO of Brookfield Infrastructure.   “Given TDF’s extensive infrastructure footprint, we believe we are well positioned to capture follow-on opportunities in the sector.”

TDF provides essential services and critical infrastructure to the media broadcasting and telecom sectors in France in a manner similar to typical utility infrastructure. The company owns and operates a high quality, national network of unique infrastructure with more than 6,690 multi-purpose tower and active rooftop sites, as well as 5,000 km of fibre backbone.  These essential services drive almost 90% of the current revenues of the business and are supported by long-term contracts and inflation-linked cash flows. The portfolio’s growth will be driven by increasing tower deployment by mobile network operators as a result of rising mobile data consumption needs.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “would”, “will”, “tend to”, “target” “future”, “growth”, “expect”,  “believe”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, expected capital expenditures, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced acquisitions that may be subject to conditions precedent) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.